Mail Stop 3561

							September 30, 2005


David Spiegel
Chief Financial Officer
The Stephan Co.
1850 W. McNab Road
Fort Lauderdale, FL  33309


RE:	The Stephan Co.
	Item 4.01 Form 8-K filed September 19, 2005
	Form 10-Q for the Quarter Ended March 31, 2005
            File No. 1-4436


Dear Mr. Spiegel:

          We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a
revision is unnecessary.   Please be as detailed as necessary in
your
explanation.   In some of our comments, we may ask you to provide
us
with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

          Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K filed September 19, 2005
1. Please consider revising the second paragraph to clearly cover the reports for either of the past two years. As worded, a reader may believe you are referring to only the most recent report which covers
2 years of financial statements. See Item 304(a)(1)(ii) of Regulation S-K.
2. Please expand the forth paragraph of your disclosure to state that there were no disagreements in the subsequent interim period through the date of dismissal, if true. See Item 304(a)(1)(iv) of Regulation
S-K.


David Spiegel
The Stephan Co.
September 30, 2005
Page 2

3. Your initial filing of the Item 4.01 Form 8-K did not contain the date in the Signatures section of the Form. Since this is a requirement of the Form, please file an amendment to the Form 8-K including the date the amendment is being signed.
4. The amendment to the Form 8-K filed in response to the above two comments should include an updated letter from Deloitte & Touche covering the revised disclosure.

Forms 10-Q
5. In your Form 8-K you report that you engaged Goldstein Lewis to review interim financial statements. We note that you have recently filed your March 31, 2005 Form 10-Q. Please confirm to us that the
Form 10-Q was reviewed by the independent accountants prior to its filing.
6. Please tell us the status of filing your Form 10-Q for the quarter ended June 30, 2005. Please tell us if the filing was not made due to the lack of a review by independent accountants. If this is the case, you may want to consider filing the Form 10-Q with prominent disclosure that the filing does not comply with the requirements of
Article10(d) of Regulation S-X.  Please advise.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.



David Spiegel
The Stephan Co.
September 30, 2005
Page 3



	Your amended filing should include a cover letter providing
the
information and representations requested above. Please file the cover letter as correspondence on our EDGAR system when you file the
Form 8-K/A.   Any questions regarding the above should be directed
to
Robert Burnett, Staff Accountant, at (202) 551-3330, or in his absence, to me at (202) 551-3841.

							Sincerely,



							Michael Moran
						            Branch Chief


??

??

??

??